Exhibit 2.1

PROTOCOL AND JUSTIFICATION OF THE MERGER OF COSAN LIMITED INTO COSAN S.A.

The senior managers of the companies identified below and the companies so identified:

(a)       COSAN S.A., a Brazilian joint-stock company (sociedade anônima) with its principal place of business in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100, 16th floor, room 01, Zip Code 04538-132, enrolled in the National Register of Legal Entities (CNPJ/ME) under No. 50.746.577/0001-15, herein represented pursuant to its Bylaws ("Cosan"); and

(b)        COSAN LIMITED, a limited liability company organized and validly existing under the laws of Bermuda, enrolled in CNPJ/ME under No. 08.887.330/0001-52, with its principal place of business at Crawford House 50, Cedar Avenue, Hamilton HM 11, Bermuda, herein represented pursuant to its Bylaws (“CZZ” and, jointly with Cosan, the “Parties” or “Companies”);

WHEREAS:

(i)         on July 2, 2020, the Boards of Directors of Cosan and Cosan Log (as defined below), and the Board of Directors of CZZ held a meeting to authorize their managements to initiate studies about a corporate restructuring proposal involving the mergers of CZZ and Cosan Log into Cosan, to be submitted to their shareholders for approval, in order to streamline the corporate structure of the economic group of the Parties (the “Cosan Group”), unify and consolidate several free floats of the companies involved, increase the liquidity of their securities, and unlock value within the Cosan Group and facilitate future fundraisings, including by means of public offerings of other companies of the Cosan Group following the implementation of the transaction (“Transaction”), according to a material fact disclosed by Cosan on July 3, 2020;

(ii)        the Transaction will consist on the merger, into Cosan (a) firstly, of CZZ; and (b) subsequently and indissociably to the approval of the merge of CZZ; of Cosan Logística S.A., a Brazilian joint-stock company with its principal place of business in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100, 16th floor, room 02, Itaim Bibi, Zip Code 04538-132, enrolled in CNPJ/ME under No. 17.346.997/0001-39 (“Cosan Log”), both mergers to be carried out pursuant to article 264, paragraph 4 of Law No. 6,404 of December 15, 1976, as amended (“Corporation Law”);

(iii)       CZZ’s Boards of Directors, on August 7, 2020, and Cosan’s Board of Directors, on August 4th, 2020, approved the creation of the respective transitory Independent Committees (as defined below), which reviewed and negotiated the transaction, in particular the Exchange Ratio (as defined below), and submitted their recommendations to the Boards of Directors of the Parties, as a means of contributing to the protection of the interests of the Parties and ensuring that the transaction observe arm's length conditions for their shareholders; and

(iv)       Cosan’s and CZZ’s Boards of Directors, in meetings held on December 17, 2020, resolved on the terms of this Protocol and Justification, and proposed to their respective shareholders the approval of the Merger (as defined below) and of the terms of this Protocol and Justification.

NOW, THEREFORE, for the reasons and aiming at the purposes set out below pursuant to articles 223, 224, 225, 227 and article 264, paragraph 4 of the Corporation Law, the Parties enter into this Protocol and Justification of Merger (“Protocol and Justification”) dealing with the merger of CZZ into Cosan (“Merger”), under the following terms and conditions:

I.	PROPOSED MERGER AND JUSTIFICATION

1.1.      This Protocol and Justification regulates the terms and conditions of the Merger proposed to the shareholders of the Parties, under which CZZ will be merged into Cosan within the context of the Transaction, which will count, in a subsequent and indissociable act, on the merging of Cosan Log by Cosan. Although such steps will occur in a subsequent manner to one another, all of them are part of a single legal transaction, with the premise that each of the steps will not be enforceable, individually, without the enforceability, and implementation, in their entirety of the other steps. Therefore, the Transaction shall not be partially approved in the general meetings of Cosan, CZZ and Cosan Log. After the implementation of the Transaction, Cosan will be consolidated as the sole holding company of the whole Cosan Group.

1.2.      Proposed Merger. The Merger is a step in the corporate restructuring of the Cosan Group, as disclosed in the joint Material Facts of Cosan, CZZ and Cosan Log, dated July 3, 2020 and December 17, 2020.

1.2.1.   By reason of the Merger, CZZ will cease to exist and Cosan will absorb all of the assets and liabilities of CZZ, succeeding CZZ, in an unrestricted manner, in all of its assets, rights and obligations, without interruption.

1.3.      Justification. The managements of the Parties hold that the Merger per se is advantageous and meets the best interests of the Parties and their shareholders because, in the context of the Transaction and in an inseparable way to the (subsequent) merger of Cosan Log by Cosan, it:

(i)            will heighten the liquidity of Cosan Group’s shares upon concentrating the free floats of CSAN3, RLOG3 and CZZ. Furthermore, Cosan will have negotiated American Depositary Shares (“ADSs”), making possible a further access to foreign capital markets;

(ii)           will create a single holding which will contain the corporate participations in the societies which form the unities of Cosan Group’s business, inside a governance model which will preserve the autonomy of each business and trademark, promoting alignment between all the shareholders and creditors of the current holdings of Cosan Group, and eliminating the maintenance costs of such structures;

(iii)          will facilitate future fundraisings, including through IPOs or follow-on offerings of other companies of Cosan Group, especially because it strengthens corporate governance standards and centralizes the cash flow of operating businesses under the control and shared control of Cosan, as well as the guarantees offered.

(iv)          will facilitate the market’s understanding of Cosan Group’s portfolio and control structure, considering that the shareholders of the Group will have a single class of shares with the same rights to vote, negotiated in the highest level of governance of B3 S.A. – Brasil, Bolsa, Balcão (“B3”);

(v)           will unlock currently existing value in Cosan Group’s companies, that will be concluded with initial public offerings or follow ons of other companies in Cosan Group.

II.	OPINION OF THE INDEPENDENT COMMITTEES, EXCHANGE RATIO, ADJUSTMENTS, EXCHANGE PROCESS AND FRACTIONS

2.1.       Independent Special Committees. Since Cosan is controlled by CZZ, pursuant to the recommendation of the Brazilian Securities Commission (“CVM”) contained in the Guidance Opinion issued by CVM No. 35 of September 1, 2008 (“CVM Opinion No. 35”), an independent special committee was set up at Cosan, tasked with negotiating the terms of the Merger, especially the share exchange ratio and submitting its recommendations to the Board of Directors. Cosan’s special independent committee is composed of non-senior managers, all independent and with outstanding technical skills, for the purpose of complying with the CVM Opinion No. 35 and safeguarding the interests of Cosan's shareholders (“Cosan Independent Committee”). On the other hand and for good practice, an independent committee was also set up for CZZ, composed of independent directors of this company, in accordance with the rules of the jurisdiction of organization and listing of CZZ (“CZZ Independent Committee” and, jointly with Cosan Independent Committee, the “Independent Committees”).

2.1.1.    The negotiations that resulted in this Protocol and Justification started in August 2020, after the Boards of Directors of Cosan and CZZ set up the Independent Committees. After the Independent Committees received all the requisite clarifications and information to carry out their tasks and analyzed the documentation prepared in connection with the Merger, ….. to this Protocol and Justification, the Independent Committees concluded in a mutual and satisfactory manner the negotiations over the conditions of the Merger and submitted, on December 4, 2020, their opinions to the respective managements of the Parties in which (i) they suggested the adoption of the following exchange ratio, based on the Transaction as a whole (including the merger of Cosan Log by Cosan), the respective economic values of the Parties and the negotiations between the committees: 0.724072 shares issued by CZZ for each share issued by Cosan, and (ii) they recommended to the Boards of Directors of the Parties that they submit the Merger to the resolution of the shareholders of the Parties.

2.2.       Exchange Ratio. The Parties’ senior managers have analyzed the exchange ratio negotiated and recommended by Independent Committees and expressed their will to adopt it, subject to the terms and conditions hereunder. Considering the provision in Clause 2.4 below, the Parties recognized that since the Exchange Ratio agreed by the Independent Committees’ disclosure date, in December 4, 2020, there were subsequent events which occurred on CZZ. Therefore, the administrators of the Parties agreed to adjust the exchange ratio previously agreed by Independent Committees based on these events, notwithstanding additional adjustments to reflect future similar events until the implementation of the Merger, according to Clause 2.4 below. Thus, the managers of the Parties agreed to, subject to the terms and conditions disposed in this document, with the consummation of the Merger (in the context of the Transaction, which must also include the subsequent merger of Cosan Log by Cosan); (i) for each 0.772788 shares owned by shareholders holding Class A Shares issued by CZZ, they will receive 1 (one) ADS of Cosan (each ADS represents 1 (one) common share of Cosan), which may be exchanged, shortly after receipt of the ADSs, each one for 1 (one) common shares issued by Cosan; and (ii) for each 0.772788 share owned by shareholders holding Class B Shares issued by CZZ, they will receive 1 (one) share of Cosan (“Exchange Ratio”). Thus, due to the Merger and considering the Exchange Ratio, 308,554,969 (three hundred and eight million, five hundred and fifty four thousand, nine hundred and sixty nine) shares issued by the Company to the former CZZ shareholders, according to Clause 3.7 below.

2.2.1.    Therefore, the shareholders holding Class A Shares issued by CZZ will receive ADSs from Cosan and the shareholders holding Class B shares issued by CZZ will receive shares from Cosan. The shareholders holding Class A Shares issued by CZZ that will receive ADSs in the scope of the Exchange Ratio will be later able to replace them for shares issued by the Company.

2.2.2.    The Exchange Ratio, negotiated and recommended by the Independent Committees, adjusted to reflect CZZ’s subsequent events and approved by the Parties' Boards of Directors duly reflects, in a just and uninterested manner, the best valuation of the economic value of both Cosan and CZZ, considering the nature of their activities within the context of a set of economic, operational and financial premises applicable to the Parties.

2.3.       The Exchange Ratio will be submitted to the approval of the shareholders of the Parties at the time of the Extraordinary General Meetings called to resolve on the Merger.

2.4.       Adjustments. The Exchange Ratio may be adjusted if there is any modification in the number of shares of the capital stock of Cosan or CZZ, including any stock split, reverse split or stock dividend or any other similar event, which changes the number of shares into which the capital stock of Cosan or CZZ is divided. Additionally, the Exchange Ratio will be adjusted in the amount of any dividends, interests on shareholders equity and other earnings declared and/or payed by Cosan or by CZZ counted as from the date of disclosure of the Exchange Ratio.

2.5.       Fractions. Any share fractions or ADSs resulting from the Merger will be grouped in whole numbers and then sold at B3 or in the NYSE, as applicable, after the implementation of the Merger, under the terms of the notice to shareholders, which will be opportunely disclosed. The values obtained from such sale will be made available net of fees to the former shareholders of CZZ owners of the respective fractions, in proportion to each participation sold with each share.

III.	BASE DATE, VALUATION AND FINANCIAL INFORMATION

3.1.       Base Date. The base date for the Merger will be June 30, 2020 (“Base Date”).

3.2.       Valuation Criteria. CZZ’s net equity to be absorbed by Cosan will be evaluated at its book equity value.

3.3.       Book Value Appraisal Reports. Apsis Consultoria Empresarial Ltda., with its principal place of business at São José Street, No. 90 – group 1,082, in the city and state of Rio de Janeiro, enrolled in CNPJ/ME under No. 27.281.922/0001-70 (“Valuation Company”), was engaged to carry out the valuation of CZZ net equity at book value (“Book Value Appraisal Report”). The Book Value Appraisal Report constitutes Exhibit I to this Protocol and Justification, and the values specified there will be subordinated to the review and approval of the Companies' shareholders, pursuant to law.

3.4.       Market Price Appraisal Reports. The Valuation Company was also engaged to carry out the net equity valuation at market prices of Cosan and CZZ (“Market Price Valuation Report”). The Market Price Valuation Report constitutes Exhibit II to this Protocol and Justification, resulting, solely for the purposes of article 264 of the Corporation Law, in the exchange ratio of 0.8271 shares issued by CZZ for 1 share or ADS issued by Cosan, and the values specified there will be subordinated to the review and approval of the Companies' shareholders, pursuant to law.

3.4.1.    Under article 227, paragraph 1 of the Corporation Law, the nomination of the Valuation Company will be submitted for ratification to the general meeting of shareholders of Cosan that resolves on the Merger.

3.4.2.    Cosan will bear all costs of engaging the Valuation Company to prepare the Book Value Apprasail Report.

3.4.3.    The Valuation Company declared that (i) there is no conflict or pooling of interests, actual or potential, with the shareholders of the Parties, or with regard to the Merger; and (ii) neither the shareholders nor the senior managers of the Parties have directed, limited, hindered or committed any acts that have compromised or may compromise the access to, use or knowledge of information, assets, documents or work methodologies relevant to the quality of its conclusions. The Valuation Company was selected for the works described here in view of its extensive and outstanding expertise in preparing reports and valuations of this kind.

3.5.       Value Attributed to the Equity. According to the Book Value Apprasail Report, the book net equity of CZZ on the Base-Date is equivalent to a positive value of R$4,974,156,836.81 (four billion, nine hundred and seventy four million, one hundred and fifty six thousand, eight hundred and thirty six Brazilian Reais and eighty one cents), represented by (i) a total asset of R$ 10,506,260,195.38 (ten billion, five hundred and six million, two hundred and sixty thousand, one hundred and ninety five Brazilian Reais and thirty eight cents); and (ii) a total liability of R$5,532,103,358.57 (five billion, five hundred and thirty two million, one hundred and three thousand, three hundred and fifty eight Brazilian reais and fifty seven cents). Considering the investment that CZZ has in Cosan, worth of R$ 6,951,615,195.45 (six billion, nine hundred and fifty one million, six hundred and fifteen thousand, one hundred and ninety five Brazilian Reais and forty five cents), the remaining asset to be capitalized is R$ 3,554,644,999.93 (three billion, five hundred and fifty four million, six hundred and forty four thousand, nine hundred and ninety nine Brazilian Reais and ninety three cents). Considering the above mentioned liability of R$ 5,532,103,358.57 (five billion, five hundred and thirty two million, one hundred and three thousand, three hundred and fifty eight Brazilian Reais and fifty seven cents), the total net equity, after the adjustments and applicable accounting entries, for the purpose of the Merger, is equivalent to the negative amount of R$ 1,977,458,358.64 (one billion, nine hundred and seventy seven million, four hundred and fifty eight thousand, three hundred and fifty eight Brazilian reais and sixty four cents).

3.6.       Equity Variations. The equity variations in CZZ between the Base Date and the Merger shall integrate the accounting movement from CZZ, with due consideration for the respective dates of occurrence, through the adequate accounts of incorporation, with the possibility of launches by totalizers, which might be effected until the last month in which the respective general meetings of the Companies take place.

3.7.       Downstream Merger and No Capital Increase. In accordance to share capital principle, after the deduction of the book value correspondent to the shares issued by Cosan and owned by CZZ, according to Clause 3.5 above, the Merger will be completed without a capital increase or reduction in Cosan, but with absorption of the net equity mentioned in Clause 3.5 above by an equivalent portion of Cosan’s capital reserve. In this sense, Cosan’s capital stock will remain in the amount of R$ 5,727,478,058.11 (five billion, seven hundred and twenty seven million, four hundred and seventy eight thousand, fifty eight Brazilian Reais and eleven cents). For clarification purposes, the book value of Cosan on the Base-Date, therefore before the Merger, is of R$10,473,444,619.58 (ten billion, four hundred and seventy three million, four hundred and forty four thousand, six hundred and nineteen Brazilian Reais and fifty eight cents). After the Merger, the book value of Cosan will be positive and equivalent to R$8,495,986,260.94 (eight billion, four hundred and ninety five million, nine hundred and eighty six thousand, two hundred and sixty Brazilian Reais and ninety four cents).

3.7.1.    In view of the dissolution of CZZ and the treatment given to the investment owned by CZZ in Cosan, the 255,272,586 (two hundred and fifty five million, two hundred and seventy two thousand, five hundred and eighty six) book-entry common registered shares and with no par value of Cosan held by CZZ will be terminated upon completion of the Merger, and will be exchanged for 308,554,969 (three hundred and eight million, five hundred and fifty four thousand, nine hundred and sixty nine) Cosan shares with no capital increase by Cosan, and based on the Exchange Ratio and assigned to CZZ shareholders, ratably to the equity interest in CZZ held by each of them.

3.7.2.    Additionally, due to the incorporation and extinction of CZZ, the 340,280,994 (three hundred and forty million, two hundred and eighty thousand, nine hundred and ninety four) common registered shares and with no par value of Cosan Log held by CZZ are part of the assets and liabilities to be merged by the Company, and have been considered for the definition of the Exchange Ratio. Such shares issued by Cosan Log will come to be held by Cosan as a result of the Merger and, after the merger of Cosan Log by the Company has been approved, such shares will be canceled.

3.7.3.    Regardless of the maintenance of the current amount of Cosan’s capital stock and for the purposes of Article 224, VI of the Corporation Law, Cosan’s bylaws will be amended to reflect the new number of shares issued because of the Exchange Ratio, and Article 5 of Cosan’s bylaws will have the following wording:

“Article 5 – The Companies capital stock is R$ 5,727,478,058.14 (five billion, seven hundred and twenty seven million, four hundred and seventy eight thousand, fifty eight Brazilian Reais and fourteen cents), totally subscribed and paid-up, divided in 447,492,383 (four hundred and forty seven million, four hundred and ninety two thousand, three hundred and eighty three) common, nominative, book-entry, non par shares.

3.7.3.1.       In the terms and in the context of Clause 1.1 above, Article 5 of Cosan’s bylaws will still be amended to reflect the merger Cosan Log into Cosan, and the wording above only reflects the first step of the Transaction, but not its entirety.

IV.	CORPORATE APPROVALS

4.1.       Already Obtained Corporate Approvals. Prior to the execution of this Protocol and Justification, the following corporate acts have already been performed and the following approvals obtained:

a.          Meeting of Cosan’s Board of Directors held on July 2, 2020, which approved, among other matters, the studies to be conducted by Cosan’s management on the proposal for implementation of the Transaction and of the Merger;

b.          Meeting of Cosan’s Board of Directors held on August 4, 2020, which approved the creation and election of an Independent Committee for negotiation of the exchange ratio of CZZ’s shares for Cosan’s shares;

c.          Meeting of CZZ’s Board of Directors held on July 2, 2020, which approved, among other matters the studies to be conducted by CZZ’s management on the proposal for implementation of the Transaction and of the Merger;

d.          Meeting of CZZ’s Board of Directors held on August 7, 2020, which approved, among other matters, the creation and election of an Independent Committee for negotiation of the exchange ratio of CZZ’s shares for Cosan’s shares;

e.          Meeting of Cosan’s Board of Directors, held on December 17, 2020, which approved, among other matters, (i) the terms and conditions of this Protocol and Justification and the Deed of Merger which governs the Merger in compliance with Section 104B of the Bermuda Companies Act of 1981 (“Companies Act”); (ii) the ratification of engagement of a Valuation Company to prepare the Book Value Valuation Report and the Market Price Valuation Report; and (iii) other matters to be submitted to Cosan’s shareholders general meeting in order to implement the Merger and the Transaction as a whole; and

f.           Meeting of CZZ’s Board of Directors, held on December 17, 2020, which approved, among other matters, (i) the Merger, that will be carried out under terms and conditions of this Protocol and Justification and of the Deed of Merger, which governs the Merger pursuant to Section 104B of the Companies Act; and (ii) other matters to be submitted to CZZ’s Board of Directors in order to implement the Merger and the Transaction as a whole, including the conclusion of documents required for filing under Section 104B (2) of the Companies Act.

4.2.       Pending Corporate Approvals. The consummation of the Merger will rely on the accomplishment of the following acts, which shall be coordinated with the purpose that they take place in the same date, and in the following order:

a.          Cosan’s Extraordinary General Meeting in order to approve, among other matters, the following acts related to the Merger: (i) to approve this Protocol and Justification; (ii) approve the Deed of Merger; (iii) to ratify the engagement of Apsis Consultoria Empresarial Ltda., to prepare the Book Value Appraisal Report and the Market Price Appraisal Report; (iv) to

approve the Book Value Appraisal Report and the Market Price Appraisal Report; (v) to approve the Merger, for the net equity at book value; and (vi) to authorize Cosan’s officers to perform all acts necessary for consummation of the Merger; and

b.          CZZ’s Shareholders General Meeting in order to approve, among other matters, (i) this Protocol and Justification and the Deed of Merger; and (ii) the Merger and consequent dissolution of CZZ.

4.2.1.     The Companies’ management shall call the respective general meetings above referred, immediately after the signing of this Protocol and Justification, so that the referred to general meetings can be conducted in accordance with the legal terms.

V.	FINAL PROVISIONS

5.1.       Form F-4. Cosan declares that it has already publicly filed the first version of the Form F-4 alongside SEC, and the F-4 will become effective after the submission of an additive to the Form F-4 to SEC answering all comments made by SEC in the first version of Form F-4, which will include the terms of this Protocol and Justification of CZZ. Cosan is committed to undertaking the best efforts to obtain a registration statement of Cosan’s Form F-4 in the shortest term possible, and in any way at least twenty (20) business days before CZZ’s general meeting that shall be called to happen in January, 2021.

5.2.      Material Fact. Cosan’s and CZZ’s management will disclose a joint Material Fact with respect to the consummation of the Merger and, consequently, the Transaction, informing: (i) the date of cut in which the shareholders which own, at the closing of the trading session, of shares issued by CZZ will receive shares issued by Cosan, in substitution to the shares issued by CZZ which they own, according to the Exchange Ratio; (ii) the date in which the trading of CZZ shares in NYSE will be ended; and (iii) the date in which the new Cosan shares will be credited to the CZZ shareholders.

5.3.      Right of Withdrawal and Appraisal Rights. As a result of the Transaction, Cosan shareholders will not have a right of withdrawal nor will CZZ shareholders have such right of withdrawal under Brazilian law. CZZ shareholders will, however, have appraisal rights, according to the terms and conditions of Bermudas law, which sets out that, in the event of merger of a company incorporated under the laws of Bermudas, the shareholders of said company are entitled to receive the fair value of the shares held by them. If a shareholder does not agree with the fair value offered for the shares held by it, it will then hold appraisal rights so that the fair value of the shares be determined judicially.

5.4.      Implementation. The managements of the Parties shall perform all acts, registrations and annotations necessary to implement the Merger (jointly with the subsequent merger of Cosan Log into Cosan), in accordance with the laws of Brazil and of Bermudas, including, among others, (i) the registration of the Level II ADSs Program sponsored by Cosan for issuance and delivery of ADSs; (ii) the filing of corporate documents of the Merger (as well as of the subsequent merger of Cosan Log into Cosan) with the Commercial Registry of the State of São Paulo; and (iii) the filing of the Deed of Merger of CZZ with the Registrar of Companies in Bermuda.

5.5.      Transaction Costs. Except if otherwise disposed in this Protocol and Justification, the costs and expenses incurred into with the Transaction shall be borne by the Party which incurred on them.

5.6.      Disclosure. The applicable documentation will be available for the shareholders of the Parties in their respective principal places of business as from the date of call of shareholders general meetings of the Parties, and/or, as applicable, on Cosan’s and CZZ’s Investor Relations website and on CVM’s and B3’s websites.

5.7.      Amendment. This Protocol and Justification may be only amended upon execution of a written instrument by the Parties.

5.8.      Nullity and Effectiveness. Any declaration by any court of nullity or ineffectiveness of any covenant contained in this Protocol and Justification shall not adversely affect the validity and effectiveness of other covenants, which will be fully complied with, and the Parties undertake to endeavor their best efforts to validly adjust themselves to obtain the same effects of the covenant that has become null and void.

5.9.      Waiver. The failure or delay of any Party to exercise any of its rights in this Protocol and Justification shall not be deemed a waiver or novation nor shall affect the subsequent exercise of such right. Any waiver shall produce effects only if it is specifically granted and in writing.

5.10.    Irrevocability and Irreversibility. This Protocol and Justification is irrevocable and irreversible (except if amended or dismissed as set out herein), and the obligations assumed herein by the Parties shall be also binding upon the successors thereof in any way.

5.11.    Assignment. No rights and obligations agreed in this Protocol and Justification may be assigned without the prior and express written consent of the Parties.

VI.	APPLICABLE LAW AND DISPUTE RESOLUTION

6.1.      Applicable Law. This Protocol and Justification shall be construed and governed by the laws of the Federative Republic of Brazil.

6.2.      Dispute Resolution. The Parties agree that any dispute arising from or related to this Protocol and Justification, including without limitation disputes related to its existence, validity, effectiveness, interpretation, enforcement or expiration, which may not be amicably settled within a non-extendable period of thirty (30) calendar days, shall be settled by arbitration to be administrated by B3’s Market Arbitration Chamber (“Arbitration Chamber”), according to its regulation in place on the date of commencement of arbitration, and this Section 6.2 (and its subsections) shall serve as the arbitration clause for the effect of the provisions in paragraph 1 of article 4 of Law 9,307/96. The Arbitration Chamber will be responsible for the administration and correct development of the arbitration. The Parties recognize that the obligation to seek an amicable resolution does not prevent the immediate request for arbitration if any Party deems that the settlement is not possible.

6.2.1.   The arbitral tribunal shall be composed of three (3) arbitrators (“Arbitral Tribunal”), one of whom to be appointed by a Party that intend to commence arbitration, one of whom to be appointed by the other Party, and the third arbitrator, who shall serve as president of the Arbitral Tribunal, to be appointed by the arbitrators appointed by the Parties. In case a Party fails to appoint an arbitrator or if the appointed arbitrators do not achieve a consensus on the third arbitrator, the President of the Arbitration Chamber shall appoint the third arbitration as soon as possible.

6.2.2.   The Parties recognize that any arbitral order, award or determination shall be definite and binding, being a judicial enforcement instrument (título executivo judicial) that shall be binding upon the Parties and successors thereof, who undertake to comply with the determinations in the arbitral award, regardless of judicial enforcement.

6.2.3.   Notwithstanding the foregoing, each Party remains with the right to request judicial measures to (a) obtain any “urgent reliefs” that may be necessary before the composition of the Arbitral Tribunal, and such relief shall not be construed as a waiver of the arbitration by the Parties, (b) enforce any arbitral award, including the final arbitral report, and (c) ensure the constitution of the Arbitral Tribunal. For such purpose, the Parties elect the courts of the judicial district of São Paulo, state of São Paulo, with waiver of any other courts, however privileged they may be.

6.2.4.   The place of arbitration shall be the city of São Paulo, state of São Paulo.

6.2.5.   The arbitration shall be conducted in Portuguese language.

6.2.6.   The dispute shall be decided according to the Brazilian laws, being judgment in equity prohibited.

6.2.7.   The arbitration shall be confidential. The Parties undertake not to disclose information and documents of the arbitration. The disclosure may be made if (i) the duty to disclose arises from law, (ii) it is determined by an administrative or judicial authority, or (iii) it is necessary to defend the Party’s interests.

IN WITNESS WHEREOF, the senior managers of the Companies execute this Protocol and Justification in four (4) counterparts of equal content and form and for one sole effect, together with the witnesses below.

São Paulo, December 17, 2020

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[execution page 1/2 of the Protocol and Justification of Merger of Cosan Limited into Cosan S.A. entered into on December 17,2020]

cosan limited

LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES Chief Executive Officer	MARIA RITA DE CARVALHO DRUMMOND Vice-President Legal Officer

[execution page 2/2 of the Protocol and Justification of Merger of Cosan Limited into Cosan S.A. entered into on December 17, 2020]

cosan S.A

LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES Chief Executive Officer	MARIA RITA DE CARVALHO DRUMMOND Vice-President Legal Officer